UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)




                                  Milacron Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

  Steven N. Isaacs               Patrick Collins        Gregory M. Petrick, Esq.
 Glencore Finance AG        Mizuho International plc    Cadwalader, Wickersham &
 Baarermattstrasse 3              Bracken House                 Taft LLP
    CH-6341 Baar                One Friday Street           100 Maiden Lane
     Switzerland                 London EC4M 9JA           New York, NY 10038
 011-41-41-709-2340              United Kingdom              (212) 504-6000
                               011-44-207-236-1090
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                 March 12, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 2 of 20
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Finance AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0

    NUMBER OF      -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY        10,500,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           0
       WITH
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       10,500,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,500,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.05%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 3 of 20
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0

    NUMBER OF      -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY        10,500,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON            0
       WITH
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       10,500,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  10,500,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.05%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 4 of 20
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0

    NUMBER OF      -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY         10,500,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           0
       WITH
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       10,500,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  10,500,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.05%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 5 of 20
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho International plc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0

    NUMBER OF      -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY        4,500,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           0
       WITH
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       4,500,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON   4,500,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.02%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 6 of 20
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho Securities Co., Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0

    NUMBER OF      -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY        4,500,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON           0
       WITH
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       4,500,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON   4,500,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.02%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO,HC


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 7 of 20
----------------------------                           -------------------------


ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D relates to $30 million aggregate principal amount of the 20% Secured Step-Up Series A Notes due 2007 ("Series A Notes") of Milacron Inc. ("Milacron") which are immediately convertible into up to 15 million shares of Milacron's common stock, par value $1.00 per share ("Common Stock").

            The principal executive office of Milacron is located at 2090 Florence Avenue, Cincinnati, Ohio 45206, United States of America.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Schedule 13D is filed on behalf of (i) Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding", and collectively with Glencore International and Glencore Finance, "Glencore") and (ii) Mizuho International plc ("Mizuho International") and Mizuho Securities Co., Ltd. ("Mizuho Securities", and together with Mizuho International, "Mizuho"). Glencore and Mizuho are sometimes referred to herein as the "Reporting Persons".

Each of Glencore Finance, Glencore International and Glencore Holding is a company organized under the laws of Switzerland. Mizuho International is a public limited company organized under the laws of the United Kingdom. Mizuho Securities is a company organized under the laws of Japan.

            (b) Glencore Finance is engaged principally in making investments. Glencore Holding is the parent company of Glencore International which is a leading privately held, diversified natural resources group with world-wide activity in mining, smelting, refining, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore International is the parent company of Glencore Finance. The principal place of business of Glencore is located at Baarermattstrasse 3, CH-6341, Baar, Switzerland.

Mizuho is engaged principally in banking and making investments. The principal place of business of Mizuho International is located at Bracken House, One Friday Street, London EC4M 9JA, United Kingdom. The principal place of business of Mizuho Securities is located at Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.

            (c) The name, business address and principal occupation or employment of each of the executive officers and directors of the Reporting Persons, as well as the names, business addresses and principal occupations of any other organizations in which such employment is conducted, are set forth in Annex 1 hereto and incorporated herein by reference.

            (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 8 of 20
----------------------------                           -------------------------


            (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) The citizenship of each of the executive officers and directors of the Reporting Persons is set forth in Annex 1 hereto and incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 12, 2004, Milacron, Glencore Finance and Mizuho International entered into a definitive agreement whereby Glencore Finance and Mizuho International provided Milacron with $100 million to be used, among other things, to repay Milacron's 8.375% Notes due March 15, 2004 (the "Refinancing Transaction"). In connection with the Refinancing Transaction, Milacron, Glencore Finance and Mizuho International entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which: (i) Glencore Finance purchased $21 million in aggregate principal amount of Series A Notes and $49 million in aggregate principal amount of 20% Secured Step-Up Series B Notes due 2007 ("Series B Notes", and together with the Series A Notes, the "Notes") with funds obtained pursuant to an inter-company loan from Glencore International and (ii) Mizuho International purchased $9 million in aggregate principal amount of Series A Notes and $21 million in aggregate principal amount of Series B Notes with its investment capital. The Series A Notes are immediately convertible into up to 15 million shares of Common Stock at a conversion price of $2 per share of Common Stock.

The Notes initially bear a combination of cash and pay-in-kind interest at a rate of 20% per annum. If Milacron receives Stockholder Approval (as defined below), the interest rate applicable to the Notes will be reset, retroactively from the date of issuance, to 6% per annum, payable in cash. If the Notes are not converted or exchanged as described below, the interest thereon will increase on each interest payment date to a maximum of 24% per annum, payable in cash.

If (A) Milacron receives stockholder approval on or before July 29, 2004 with respect to (i) the authorization of additional shares of Common Stock to be issued to Glencore Finance and Mizuho International as set forth below and (ii) the issuance of a new series of preferred stock convertible into such Common Stock ("Series B Preferred Stock") (stockholder approval of the actions set forth in clauses (i) and (ii) of this sentence on or before July 29, 2004 is referred to herein as "Stockholder Approval") and (B) either (i) the aggregate principal amount of the 7.625% Guaranteed Bonds due 2005, issued by Milacron Capital Holdings B.V. and guaranteed by Milacron (the "Euro Notes") has been repaid, repurchased, refinanced, redeemed, exchanged or otherwise retired or
(ii) sufficient proceeds from a financing have been placed into escrow to repay, repurchase, refinance, redeem, exchange or otherwise retire the aggregate principal amount of the Euro Notes, subject to release from escrow to Milacron only for the purpose of

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 9 of 20
----------------------------                           -------------------------


such repayment, repurchase, refinancing, redemption, exchange or other retirement (the conditions set forth in clause (i) or (ii) of this sentence are referred to herein as the "Euro Note Refinancing Condition"), then the aggregate principal amount of the Series A Notes, together with all shares of Common Stock issued upon conversion thereof, shall be exchanged for an aggregate of $30 million in liquidation preference of Series B Preferred Stock at an exchange rate of (i) with respect to Series A Notes, $200 per share of Series B Preferred Stock and (ii) with respect to Common Stock, one share of Series B Preferred Stock for each one hundred shares of Common Stock exchanged (the "Series A Exchange Rate").

If Milacron receives Stockholder Approval, then, if the holders of a majority of the then outstanding aggregate principal amount of the Series B Notes ("Series B Majority Holders") make a concurrent similar election with respect to the Series B Notes, the holders of a majority of the then outstanding aggregate principal amount of the Series A Notes ("Series A Majority Holders") may exchange the aggregate principal amount of the Series A Notes, together with all shares of Common Stock outstanding as a result of conversion thereof, for an aggregate of $30 million in liquidation preference of Series B Preferred Stock at the Series A Exchange Rate. The Series B Preferred Stock is convertible into shares of Common Stock at a conversion price of $2 per share of Common Stock.

In the event that Milacron does not obtain Stockholder Approval, then (i) the Series A Notes that have not, as of such date, been converted into shares of Common Stock shall not be convertible and shall remain outstanding until March 15, 2007 and (ii) any Common Stock into which the Series A Notes have been converted shall be exchanged for shares of Milacron's Series C Preferred Stock with an aggregate liquidation preference of $2 per share of Common Stock exchanged therefor.

If (i) Milacron receives Stockholder Approval; (ii) any applicable waiting period after any filing required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the acquisition by Glencore Finance and Mizuho International of Series B Preferred Stock has expired or terminated (such an occurrence is referred to herein as "HSR Approval") and (iii) the Euro Note Refinancing Condition is satisfied, then the aggregate principal amount of the Series B Notes shall be exchanged for an aggregate of $70 million in liquidation preference of Series B Preferred Stock at an exchange rate of $200 per share of Series B Preferred Stock.

If Milacron receives (i) Stockholder Approval and (ii) HSR Approval, then, if the Series A Majority Holders make a concurrent similar election with respect to the Series A Notes, the Series B Majority Holders may exchange the aggregate principal amount of the Series B Notes for an aggregate of $70 million in liquidation preference of Series B Preferred Stock at an exchange rate of $200 per share of Series B Preferred Stock. The Series B Preferred Stock is convertible into shares of Common Stock at a conversion price of $2 per share of Common Stock. In the event that Milacron does not obtain Stockholder Approval and HSR Approval, the Series B Notes shall not be exchangeable and shall remain outstanding until March 15, 2007.

Following exchange of the Notes for Series B Preferred Stock, the holders of the Series B Preferred Stock would collectively own approximately between 40% and 62.5% of Milacron's

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 10 of 20
----------------------------                           -------------------------


fully-diluted equity (on an as-converted basis), depending on whether Milacron exercises an option to redeem a portion of the Series B Preferred Stock with the proceeds from a rights offering to its existing stockholders. On March 15, 2011, the Series B Preferred Stock would automatically be converted into Common Stock at a conversion price of $2 per share but may be converted prior to that time at the option of the holders thereof. The conversion price would be subject to reset to $1.75 per share at the end of the second quarter of 2005 if a test based on Milacron's financial performance for 2004 is not satisfied.

Concurrently with the issuance of the Notes, Milacron, Glencore Finance and Mizuho International entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement grants Glencore Finance and Mizuho International demand and piggy-back registration rights with respect to (i) Common Stock received upon conversion of the Series A Notes; (ii) the Series B Preferred Stock received upon exchange of the Notes;
(iii) shares of Common Stock received upon conversion of the Series B Preferred Stock; (iv) if Milacron does not receive Stockholder Approval, (A) the Notes and
(B) the shares of Series C Preferred Stock into which shares of Common Stock received by Glencore Finance and Mizuho International upon conversion of the Series A Notes are exchangeable. Glencore Finance and Mizuho International may exercise demand and piggy-back registration rights at any time after the 270-day period beginning on the date immediately following the date on which the Notes are exchanged for shares of Series B Preferred Stock pursuant to the terms of the Note Purchase Agreement. The registration rights granted to Glencore Finance and Mizuho International may not be exercised during blackout periods and are subject to holdback periods.

Milacron, Glencore Finance and Mizuho International additionally entered into that certain Contingent Warrant Agreement (the "Contingent Warrant Agreement") concurrently with the issuance of the Notes. Pursuant to the Contingent Warrant Agreement, Milacron agreed to issue to holders of the Series B Preferred Stock contingent warrants (the "Contingent Warrants") to purchase an aggregate of one million shares of Milacron's Common Stock. If the Notes are not exchanged for Series B Preferred Stock pursuant to the terms of the Note Purchase Agreement as described above, the Contingent Warrants will not be issued by Milacron. The Contingent Warrants will be exercisable only if a test based on Milacron's financial performance for 2005 is not satisfied. Assuming that Milacron does not conduct a rights offering to its existing stockholders, and both the conversion price of the Series B Preferred Stock is reset to $1.75 and the Contingent Warrants are exercised, the holders of the Series B Preferred Stock would own approximately 62.5% of Milacron's fully diluted equity (on an as-converted basis).

ITEM 4.     PURPOSE OF TRANSACTION.

The purpose of the acquisition by the Reporting Persons of the Notes was and is for investment purposes. The Reporting Persons intend to continue to evaluate Milacron's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of Milacron and other persons regarding Milacron's affairs. Depending on such evaluations, the Reporting Persons may purchase additional shares of Common Stock, dispose of

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 11 of 20
----------------------------                           -------------------------


any and all shares of Common Stock held by them or sell their interests in the Notes. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing stockholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of Milacron. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of Milacron's assets or change in Milacron's capitalization. Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

            (d) Pursuant to the Note Purchase Agreement, Milacron has agreed to use its commercially reasonable efforts to cause a number of persons selected by holders of the Series A Notes to be appointed or elected to a number of directorships on Milacron's Board of Directors in proportion to the percentage of Milacron's fully diluted equity represented by the outstanding Series A Notes (on an as-converted basis), rounded up to the nearest whole number. If Milacron receives Stockholder Approval, the Reporting Persons will be entitled to appoint or elect additional directors to the Milacron Board of Directors. Glencore has selected Steven N. Isaacs to be appointed to the Milacron Board of Directors. The Reporting Persons are entitled to appoint a second person to the Milacron Board of Directors immediately but have not, as of the date hereof, selected any other person to be appointed to the Milacron Board of Directors.

            (g) Pursuant to the Note Purchase Agreement, Milacron has agreed to use its commercially reasonable efforts to obtain stockholder approval on or before July 29, 2004 with respect to (i) the authorization of additional shares of Common Stock to be issued to the Reporting Persons (as set forth in Item #3) and (ii) the issuance of Series B Preferred Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 34,877,937 shares of Common Stock outstanding as of March 1, 2004, according to Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Milacron is obligated pursuant to the Note Purchase Agreement to issue up to 15 million shares of Common Stock upon conversion of the Series A Notes into shares of Common Stock.

The total number of shares of Common Stock that Glencore beneficially owns is 10,500,000, which represents 21.05% of Milacron's total outstanding shares of Common Stock after taking into account the 15 million shares issuable to the Reporting Persons upon conversion of the Series A Notes. Glencore hereby disclaims beneficial ownership of the shares of Common Stock held by Mizuho.

The total number of shares of Common Stock that Mizuho beneficially owns is 4,500,000, which represents 9.02% of Milacron's total outstanding shares of Common Stock after taking into account the 15 million shares issuable to the Reporting Persons upon conversion of the Series A

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 12 of 20
----------------------------                           -------------------------


Notes. Mizuho hereby disclaims beneficial ownership of the shares of Common Stock held by Glencore.

See Item #3 for additional information concerning potential future acquisitions by the Reporting Persons of Common Stock and Series B Preferred Stock convertible into shares of Common Stock.

            (b) Glencore has shared power to vote, or to direct the voting of, all of the shares of Common Stock reported as beneficially owned by them. Glencore has shared power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by them. Mizuho has shared power to vote, or to direct the voting of, all of the shares of Common Stock reported as beneficially owned by them. Mizuho has shared power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by them.

            (c) Except as set forth in this Schedule 13D, neither Glencore nor Mizuho nor, to the best of their knowledge, any person listed on Annex 1 has effected any transactions in Milacron Common Stock during the past sixty days.

            (d) Glencore may, from time to time, sell participation interests in the Notes. Any purchaser of such a participation interest may receive conversion and voting rights appurtenant to the Notes. Any purchaser of such a participation interest may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Items #3, #4 and #5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1:  Joint Filing Agreement

            Exhibit 2: Note Purchase Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 3: Registration Rights Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.50 to the Annual

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 13 of 20
----------------------------                           -------------------------


                        Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 4: Contingent Warrant Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 5: Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of 6% Series B Convertible Preferred Stock of Milacron (incorporated by reference from Exhibit 10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31,
                        2003)

            Exhibit 6 Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of Series C Preferred Stock of Milacron (incorporated by reference from Exhibit 10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 14 of 20
----------------------------                           -------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2004.


                                       GLENCORE FINANCE AG



                                       By:   /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director



                                       By:   /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name:  Barbara A. Wolfensberger
                                          Title: Director



                                       GLENCORE INTERNATIONAL AG



                                       By:   /s/ Zbynek E. Zak
                                          --------------------------------------
                                          Name:  Zbynek E. Zak
                                          Title: Director



                                       By:   /s/ Lotti Grenacher Hagmann
                                          --------------------------------------
                                          Name:  Lotti Grenacher Hagmann
                                          Title: Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 15 of 20
----------------------------                           -------------------------


                                       GLENCORE HOLDING AG



                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman



                                       By:   /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director



                                       MIZUHO INTERNATIONAL PLC



                                       By:   /s/ Sabah Zubaida
                                          --------------------------------------
                                          Name:  Sabah Zubaida
                                          Title: Managing Director


                                       MIZUHO SECURITIES CO., LTD.



                                       By:   /s/ Nobuo Oya
                                          --------------------------------------
                                          Name:  Nobuo Oya
                                          Title: Managing Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 16 of 20
----------------------------                           -------------------------


                                     Annex 1

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance AG is the person listed as director whose principal occupation is with Glencore Finance AG. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Glencore Finance

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Steven N. Isaacs               Chairman and Managing                              South Africa
                               Officer of Glencore
                               Finance

Andreas P. Hubmann             Officer of Glencore
                               International AG-
                               Accounting

Barbara A. Wolfensberger       In-house Counsel of
                               Glencore International AG

Directors of Glencore International

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Chief Financial Officer

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Gmuer & Patry              CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Company   Monterey, CA 93940

Directors of Glencore Holding

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Willy R. Strothotte            Chairman                                           Germany

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 17 of 20
----------------------------                           -------------------------

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Chief Financial Officer

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Gmuer & Patry              CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Company   Monterey, CA 93940

Eberhard Knoechel              Director - Accounting

Daniel Dreyfuss                Managing Director -        50 Berkley Street,
                               London Office              London W1J 8HD,
                                                          United Kingdom

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho Securities. Unless otherwise indicated, the business address of each person listed below is Mizuho Securities Co., Ltd., Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.


            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Yoshio Osawa                   President                                          Japan

Hideo Arai                     Deputy President                                   Japan

Takayasu Tanaka                Deputy President                                   Japan

Shinji Ichishima               Deputy President                                   Japan

Keisuke Yokoo                  Managing Director                                  Japan

Nobuaki Takeda                 Managing Director                                  Japan

Yoshihide Komatsu              Managing Director                                  Japan

Michio Ito                     Managing Director                                  Japan

Takashi Nakagawa               Managing Director                                  Japan

Yusuke Sakaue                  Managing Director                                  Japan

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 18 of 20
----------------------------                           -------------------------


            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Seiichiro Inoue                Managing Director                                  Japan

Shigeyoshi Nishiyama           Managing Director                                  Japan

Kunimi Tokuoka                 Managing Director                                  Japan

Naoki Ito                      Managing Director                                  Japan

Taizo Kondo                    Managing Director                                  Japan

Nobuo Oya                      Managing Director          Mizuho International    Japan
                                                          plc, Bracken House,
                                                          One Friday Street,
                                                          London EC4M 9JA,
                                                          United Kingdom

Michio Tani                    Managing Director          Mizuho Securities       Japan
                                                          USA, Inc., 111 River
                                                          Street, 11th Floor,
                                                          Hoboken, NJ 07030

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho International. Unless otherwise indicated, the business address of each person listed below is Bracken House, One Friday Street, London EC4M 9JA, United Kingdom.


            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Nobuo Oya                      Chief Executive                                    Japan

Takeshi Senda                  Managing Director                                  Japan

Sabah Zubaida                  Managing Director                                  United Kingdom

Ian Barry Abrams               Non-Executive Director                             United Kingdom

Jonathan Philip Charkham       Non-Executive Director                             United Kingdom

Geoffrey Bentley Mitchell      Non-Executive Director                             United Kingdom

Keisuke Yokoo                  Non-Executive Director                             Japan

Seiichiro Sato                 Non-Executive Director                             Japan